Filed by Kenvue Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Kenvue Inc.

Commission File No.: 001-41697

The following are communications provided to employees of Kenvue Inc. on November 14, 2025:

Will there be any changes to employees’ salaries, benefits (e.g., pension, insurance, medical coverage), or compensation as a result of the transaction?

•	Nothing is changing today as a result of the announcement. Until the transaction closes, we will continue to operate under our current compensation and benefit programs.
o	This does not preclude any ordinary course of business changes that may be made to our compensation or benefit programs.
•	To the extent any changes are made after the transaction closes, or in the ordinary course of business, those will be communicated as decisions are made.

Will there be any change to my time off and other leave programs?

•	Nothing is changing today as a result of the announcement. Until the transaction closes, we will continue to operate under our current compensation and benefit programs.
o	This does not preclude any ordinary course of business changes that may be made to our compensation or benefit programs.
•	To the extent any changes are made after the transaction closes, or in the ordinary course of business, those will be communicated as decisions are made.

Will there be any changes to the 2025 annual performance review process?

•	The transaction will have no impact on our 2025 Year End: Performance and Pay process, which will proceed in the ordinary course of business.

Will we have annual merit increases, 2025 bonus payments and long-term incentive awards?

•	Yes, we will (1) have a merit increase in 2026; (2) pay out our 2025 bonuses based on enterprise and individual performance; and (3) make our annual equity grant in March 2026, all subject to normal eligibility requirements, terms and conditions of the applicable policies and plans.
o	We anticipate all March 2026 LTI grants will be 100% in the form of restricted share units (RSUs)
•	With Kenvue shareholders owning 46% of the combined company at close, our performance will continue to be important to accelerate growth.

What will happen to my Kenvue equity, including Founder Shares, when the transaction closes?

•	For Long-Term Incentive (LTI) eligible employees, all equity awards that remain outstanding before closing (including any additional Kenvue equity awards you may receive in 2026) will convert into Kimberly-Clark equity awards with the same value immediately post-close as they have immediately pre-close, with the same vesting dates and terms and conditions as your original Kenvue awards. The same applies to any Kenvue equity award you may receive in 2026. More details will be provided.

•	Treatment of equity is as follows:

	Treatment	Notes
RSUs	Value converts to Kimberly-Clark RSUs	$10,000 Kenvue RSUs converts to $10,000 Kimberly-Clark RSUs
Stock Options, including Founder Shares	Value converts to Kimberly-Clark stock options	Exercise price and number of options are adjusted to maintain value
PSUs, including Founder Shares	Value converts to Kimberly-Clark RSUs	Number of Kenvue PSUs converted based on the greater of actual and target performance

What happens to my outstanding Kenvue equity if I am involuntarily terminated after the closing date?

•	If involuntarily terminated without cause within two years after the closing date, all unvested converted Kenvue equity awards—whether originally granted by Johnson & Johnson or Kenvue—will vest immediately.
•	Vested but unexercised stock options, whether granted by Johnson & Johnson or Kenvue (and including Kenvue-granted options that vest due to an involuntary termination within two years after the closing date) will have a one-year exercise period after the termination date, with the following exceptions:
o	Legacy Kenvuers who meet the Kenvue definition of retirement (age 55 with 10 years of service, or age 62) will have full remaining term to exercise vested stock options granted by Johnson & Johnson and/or Kenvue, assuming voluntary termination, or involuntary termination not for cause
o	Legacy Kenvuers who are age 55-61—but without enough service time to be considered retirement-eligible—will receive three years to exercise vested stock options granted by Johnson & Johnson that converted to Kenvue stock options upon separation, assuming voluntary termination, or involuntary termination not for cause

Will our base pay and bonus remain the same after the closing date?

•	Kimberly-Clark has agreed to maintain salary and target bonus amounts for at least one year following the closing date.
o	This will be after taking into account any increases as a result of our normal pay review process, which will take place in the ordinary course of business.
•	This does not mean that pay will automatically change after the one-year period. We expect the combined company to evaluate employee roles and where employees fit within the Kimberly-Clark compensation framework based on employee skills and experience.

What will happen to our benefits after the closing date?

•	Kimberly-Clark has agreed to maintain benefits at least substantially comparable in the aggregate to those provided by Kenvue for one year or until Kimberly-Clark and Kenvue benefits are integrated. Benefits and details will vary by market, more information will be shared.

What will the Long Term Incentive (LTI) program be after closing date?

•	After the close, eligible Kenvuers will participate in Kimberly-Clark’s LTI program on the same basis as similarly situated Kimberly-Clark employees.

Will my years of service at Kenvue be counted towards benefits and equity programs at Kimberly-Clark?

•	Kimberly-Clark will recognize years of service (Kenvue and Johnson & Johnson, taking into account break in service rules) for benefit programs—such as service awards, vacation and leave entitlements and severance—with limited exceptions. Details and benefits will vary by market, more information will be provided.

Will I receive severance if I am involuntarily terminated?

•	Yes, if you are involuntarily terminated and meet the eligibility requirements of your local severance plan.
•	If you are involuntarily terminated before the closing date, you will receive severance (if you meet all the eligibility requirements) under your current local severance plan.
•	If you are involuntarily terminated on or after the closing date and prior to the first anniversary of the closing, you will receive severance (if you meet all the eligibility requirements) under the better of Kenvue’s severance plan and Kimberly-Clark’s severance plan.

U.S. specific Total Rewards FAQ

I have received relocation incentives to move to the Summit area as a part of the OneHome Program. Am I still expected to move?

•	There are no changes to the OneHome relocation incentives. You should proceed with your move as planned.

I am receiving a transition allowance to commute to Summit as part of the OneHome Program. Am I still expected to be in the office?

•	The transition allowance and the in-office requirements are not changing. If you intend to continue receiving transition allowance benefits, you will need to be present in the Summit office.

What will happen to my Pension and Retiree Medical plan grow-ins with Johnson & Johnson?

•	Because the grow-in is a benefit provided by Johnson & Johnson under plans that they administer, the treatment of this benefit will have to be determined in conjunction with Johnson & Johnson. More details will be provided as they are available. Kimberly-Clark has agreed that, if employees lose their access to Johnson & Johnson’s plans, Kimberly-Clark will make its retiree medical plans available, and provide credit for past service to, those employees who lost out on the ability to grow-into their retiree medical benefits with Johnson & Johnson.

What happens to my unvested Savings Plan/Excess Savings Plan employer contributions if I am involuntarily terminated after deal closure?

•	Subject to any legal or compliance requirements, vesting will be accelerated if you are separated after the deal closure.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

This communication may be deemed to be solicitation material in respect of the proposed transaction between Kenvue Inc. (“Kenvue”) and Kimberly Clark Corporation (“K-C”). In connection therewith, K-C and Kenvue intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including, among other filings, a K-C registration statement on Form S-4 in connection with the proposed issuance of shares of K-C’s common stock pursuant to the proposed transaction that will include a joint proxy statement of K-C and Kenvue that also constitutes a prospectus of K-C, and a definitive joint proxy statement/prospectus, which, after the registration statement is declared effective by the SEC, will be mailed to stockholders of K-C and Kenvue seeking their approval of their respective transaction-related proposals. INVESTORS AND STOCKHOLDERS OF K-C AND KENVUE ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS AND OTHER DOCUMENTS IN THEIR ENTIRETY THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND ANY SOLICITATION. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other document that K-C or Kenvue may file with the SEC and send to its stockholders in connection with the proposed transaction. Investors and stockholders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by K-C or Kenvue through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by K-C will be available free of charge on K-C’s website at kimberly-clark.com under the tab “Investors” and under the heading “Financial” and subheading “SEC Filings.” Copies of the documents filed with the SEC by Kenvue will be available free of charge on Kenvue’s website at kenvue.com under the tab “Investors” and under the heading “Financials & reports” and subheading “SEC filings.”

Certain Information Regarding Participants

K-C, Kenvue, and their respective directors and executive officers and certain other members of management and employees may be considered participants in the solicitation of proxies from the stockholders of K-C and Kenvue in connection with the proposed transaction. Information about the directors and executive officers of K-C is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 13, 2025, its proxy statement for its 2025 annual meeting, which was filed with the SEC on March 10, 2025, and its Current Report on Form 8-K, which was filed with the SEC on May 6, 2025. Information about the directors and executive officers of Kenvue is set forth in its Annual Report on Form 10-K for the year ended December 29, 2024, which was filed with the SEC on February 24, 2025, its proxy statement for its 2025 annual meeting, which was filed with the SEC on April 9, 2025, and its Current Reports on Form 8-K, which were filed with the SEC on May 8, 2025, June 24, 2025, July 14, 2025 and November 3, 2025. To the extent holdings of K-C’s or Kenvue’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC, including the Initial Statements of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 filed with the SEC on: 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 6/2/2025, 6/4/2025, 8/1/2025, 8/1/2025, 8/4/2025, 9/10/2025, 9/24/2025, 10/1/2025, 10/1/2025, 10/1/2025, 10/1/2025, 10/3/2025 and 10/7/2025. Additional information about the directors and executive officers of K-C and Kenvue and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, which may, in some cases, be different than those of K-C’s stockholders or Kenvue’s stockholders generally, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from K-C’s or Kenvue’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

Certain matters contained in this communication, including expectations as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on K-C’s and Kenvue’s business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction and the closing date for the proposed transaction, constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and are based upon the current expectations and beliefs of the management of K-C and Kenvue concerning future events impacting K-C and Kenvue and are qualified by the inherent risks and uncertainties surrounding future expectations generally. There can be no assurance that these future events will occur as anticipated or that our results will be as estimated. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond K-C’s and Kenvue’s control. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update them. Some of these forward-looking statements can be identified by words like “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “should,” “will,” or “would,” the negative of these words, other terms of similar meaning or the use of future dates.

The assumptions used as a basis for the forward-looking statements include many estimates that depend on many factors outside of K-C’s or Kenvue’s control, including, but not limited to, risks and uncertainties around the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including circumstances requiring a party to pay the other party a termination fee pursuant to the merger agreement, the risk that the conditions to the completion of the proposed transaction (including stockholder and regulatory approvals) are not satisfied in a timely manner or at all, the possibility that competing offers or transaction proposals may be made, the risks arising from the integration of the K-C and Kenvue businesses, the uncertainty of rating agency actions, the risk that the anticipated benefits and synergies of the proposed transaction may not be realized when expected or at all and that the proposed transaction may not be completed in a timely manner or at all, the risk of unexpected costs or expenses resulting from the proposed transaction, the risk of litigation related to the proposed transaction, including resulting expense or delay, the risks related to disruption to ongoing business operations and diversion of management’s time as a result of the proposed transaction, the risk that the proposed transaction may have an adverse effect on the ability of K-C and Kenvue to retain key personnel, customers and suppliers, the risk that the credit ratings of the combined company declines following the proposed transaction, the risk that the announcement or the consummation of the proposed transaction has a negative effect on the market price of the capital stock of K-C and Kenvue or on K-C’s and Kenvue’s operating results, the risk of product liability litigation or government or regulatory action, including related to product liability claims, the risk of product efficacy or safety concerns resulting in product recalls or regulatory action, risks relating to inflation and other economic factors, such as interest rate and currency exchange rate fluctuations, government trade or similar regulatory actions (including current and potential trade and tariff actions and other constraints on trade affecting the countries where K-C or Kenvue operate and the resulting negative impacts on our supply chain, commodity costs, and consumer spending), natural disasters, acts of war, terrorism, catastrophes, pandemics, epidemics, or other disease outbreaks, the prices and availability of K-C’s or Kenvue’s raw materials, manufacturing difficulties or delays or supply chain disruptions, disruptions in the capital and credit markets, counterparty defaults (including customers, suppliers and financial institutions with which K-C or Kenvue do business), impairment of goodwill and intangible assets and projections of operating results and other factors that may affect impairment testing, changes in customer preferences, severe weather conditions, regional instabilities and hostilities, potential competitive pressures on selling prices for K-C and Kenvue products, energy costs, general economic and political conditions globally and in the markets in which K-C and Kenvue do business (including the related responses of consumers, customers and suppliers on sanctions issued by the U.S., the European Union, Russia or other countries), the ability to maintain key customer relationships, competition, including technological advances, new products, and intellectual property attained by competitors, challenges inherent in new product research and development, uncertainty of commercial success for new and existing products and digital capabilities, challenges to intellectual property protections including counterfeiting, the ability of K-C and Kenvue to successfully execute business development strategy and other strategic plans, changes to applicable laws and regulations and other requirements imposed by stakeholders, as well as changes in behavior and spending patterns of consumers, could affect the realization of these estimates.

Additional information and factors concerning these risks, uncertainties and assumptions can be found in K-C’s and Kenvue’s respective filings with the SEC, including the risk factors discussed in K-C’s and Kenvue’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC. Forward-looking statements included herein are made only as of the date hereof and neither K-C nor Kenvue undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.